Statement of Financial Condition

Greenhill & Co., LLC
(A Wholly-owned Subsidiary of Greenhill & Co., Inc.)
December 31, 2018
With Report of Independent Registered Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49000

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2018 (MM/DD/YY) AND ENDING December 31, 2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Greenhill & Co., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Park Avenue, 23rd Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Harold J. Rodriguez, Jr. (212) 389-1516
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott L. Bok, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Greenhill & Co., LLC, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MELANIE CASTILLO
NOTARY PUBLIC
STATE OF NEW YORK
NO. 01CA6044712
QUALIFIED IN ORANGE COUNTY
COMMISSION EXPIRES SEPTEMBER 19, 20 22

Signature

Chief Executive Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Greenhill & Co., LLC

Statement of Financial Condition

December 31, 2018

Contents



Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

The Member and Board of Managers
Greenhill & Co., LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Greenhill & Co., LLC (the "Company") as of December 31, 2018 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 1997.
February 28, 2019

Statement of Financial Condition

December 31, 2018

Assets

Cash and cash equivalents	$	48,853,385
Advisory fees receivable		29,866,467
Due from affiliates		4,671,827
Other assets		2,806,903
Total assets	$	86,198,582

Liabilities and Member's capital

Compensation payable	$	18,081,747
Accounts payable and accrued expenses		4,719,870
Due to affiliates		1,259,147
Total liabilities	$	24,060,764

Member's capital		62,137,818
Total liabilities and Member's capital	$	86,198,582

See accompanying notes to statement of financial condition.

Greenhill & Co., LLC

Notes to Statement of Financial Condition

December 31, 2018

1. Organization

Greenhill & Co., LLC ("G&Co" or the "Company"), a wholly-owned subsidiary of Greenhill & Co., Inc. ("Parent"), is a registered broker-dealer under the Securities Exchange Act of 1934 and is registered with the Financial Industry Regulation Authority ("FINRA"). The Company, a New York limited liability company, is engaged in the investment banking business providing advisory services to corporations, institutions and governments in connection with mergers, acquisitions, restructuring and similar corporate finance matters, as well as capital advisory services. The Company has offices in New York, Chicago, Houston and San Francisco.

Greenhill Cogent, LP ("GC LP"), also a wholly-owned subsidiary of the Parent, is a registered broker-dealer regulated by the Securities and Exchange Commission which provides capital advisory services in North America. As approved by FINRA in 2018, effective January 1, 2019, GC LP merged with G&Co, with G&Co being the sole surviving entity.

2. Summary of Significant Accounting Policies

Basis of Financial Information

The financial statement is prepared in conformity with accounting principles generally accepted in the United States ("U.S. GAAP"), which require management to make estimates and assumptions regarding future events that affect the amounts reported in the financial statement and these footnotes, including compensation accruals and other matters. Management believes that the estimates utilized in preparing its financial statement are reasonable and prudent. Actual results could differ materially from those estimates.

Revenue Recognition

The Company adopted ASU 2014-09, Revenue from Contracts with Customers, on January 1, 2018.

The Company recognizes revenue when (or as) services are transferred to clients. Revenue is recognized based on the amount of consideration that management expects to receive in exchange for these services in accordance with the terms of the contract with the client. To determine the amount and timing of revenue recognition, the Company must (1) identify the contract with the client, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the Company satisfies a performance obligation.

The Company generally recognizes advisory fee revenues for mergers and acquisitions at the earlier of the announcement date or transaction date, as the performance obligation is typically satisfied at such time. Upfront fees and certain retainer fees are generally deferred until the announcement or transaction date as they are considered constrained (subject to significant reversal) prior to the announcement or transaction date. Fairness opinion fees are recognized when the opinion is delivered.

Greenhill & Co., LLC

Notes to Statement of Financial Condition (continued)

The Company recognizes advisory fee revenues for financing advisory and restructuring engagements as the services are provided to the client, based on terms of the engagement letter. In such arrangements, the Company's performance obligations are to provide financial and strategic advice throughout an engagement.

The Company recognizes revenues for capital advisory fees when (1) the commitment of capital is secured and (2) the fees are earned from the client in accordance with terms of the engagement letter. Upfront fees and certain retainer fees are deferred until the commitment is secured, as the fees are considered constrained (subject to significant reversal) prior to such time.

As a result of the deferral of certain fees, including the remaining portion of the cumulative effect adjustment of $3.5 million recorded upon adoption of ASU 2014-09, deferred revenue (also known as contract liabilities) was $2.1 million as of December 31, 2018. Deferred revenue is included in accounts payable and accrued expenses in the statement of financial condition. In the year ended December 31, 2018, the Company recognized advisory fee revenues of $3.5 million that were included in the beginning balance of deferred revenue (contract liabilities).

The Company's clients reimburse certain expenses incurred by the Company in the conduct of advisory engagements. Client reimbursements totaled $2.9 million for the year ended December 31, 2018. Such reimbursements were reported as both advisory fees and operating expenses for the year ended December 31, 2018, with no impact to operations.

Cash and Cash Equivalents

The Company held cash and cash equivalents on deposit with a financial institution of $48.9 million as of December 31, 2018. The Company considers all highly liquid investments with a maturity date of three months or less, when purchased, to be cash equivalents.

The Company maintains its cash and cash equivalents with a financial institution with a high credit rating. Management believes that the Company is not exposed to significant credit risk due to the financial position of the depository institution in which those deposits are held.

Cash equivalents primarily consist of money market funds and other short-term highly liquid investments with original maturities of three months or less and are carried at cost, plus accrued interest, which approximates the fair value due to the short-term nature of these investments.

Advisory Fees Receivables

Receivables are stated net of an allowance for doubtful accounts. The estimate for the allowance for doubtful accounts is derived by utilizing past client transaction history and an assessment of the client's creditworthiness. The Company recorded a bad debt expense of $0.3 million for the year ended December 31, 2018.

Included in the total advisory fees receivable balance at December 31, 2018 were $20.0 million of long term receivables related to capital advisory engagements which are generally paid in installments over a period of three years.

Credit risk related to advisory fees receivable is disbursed across a large number of clients. The Company controls credit risk through credit approvals and monitoring procedures but does not require collateral to support accounts receivable.

Restricted Stock Units

During the year, the Parent issued restricted stock to employees of the Company. The fair value of restricted stock units granted to employees is recorded as compensation expense and generally amortized over a four to five year service period following the date of grant or in full on the third or fifth anniversary of the grant date. Compensation expense is determined based upon the fair market value of the Parent's common stock on the date of grant. As the Parent expenses the awards, the restricted stock units recognized are recorded in the Parent's equity and then allocated to each subsidiary based upon the fair market value of the awards granted to Company employees. See "Note 7 - Deferred Compensation".

Expense Allocations

Certain expenses are allocated among affiliates and the Company in accordance with an expense sharing arrangement. These expenses include occupancy and equipment rental, employee compensation, professional fees, communications and information services, as well as corporate overhead expenses including charges for fixed asset usage, insurance, and other various administrative costs.

Recently Adopted Accounting Pronouncements

On January 1, 2018, the Company adopted ASC 606, Revenue Recognition - Revenue from Contracts with Customers, which supersedes the guidance in former ASC 605, Revenue Recognition, utilizing the modified retrospective approach and applied the standard to contracts that were not completed at this time. Upon adoption, certain revenues that were previously recognized as services were provided changed to either point in time recognition or over the term of an engagement. This change in the Company's revenue recognition policy created deferred revenues (also known as contract liabilities) that will be recognized at a point in time as performance obligations are met. The cumulative effect of adopting this ASU on January 1, 2018 was a decrease to retained earnings of $3.5 million. The Company also changed the presentation of certain reimbursed costs from a net presentation prior to adoption to a gross presentation following adoption.

Accounting Developments

In February 2016, the FASB issued ASU No. 2016-02, Leases ("ASU 2016-02"). ASU 2016-02 requires the recognition of lease assets and lease liabilities for operating leases, among other changes. This ASU also requires expanded disclosures about the nature and terms of leases. The Company will adopt this standard effective on January 1, 2019 under a modified retrospective approach.

Companies are allowed to apply transition provisions at either (1) the later of the earliest comparative period presented and the lease commencement date or (2) the effective date. The Company plans to apply the transition provisions as of the effective date and to elect to apply practical expedients that are provided in the standard. The practical expedients allow companies to not reassess whether expired or existing contracts are or contain leases, not reassess lease classification for expired or existing leases (e.g., existing operating leases will be classified as operating leases), and not reassess initial direct costs for existing leases.

The Company has evaluated the impact of the adoption of ASU 2016-02 on the Company's financial statement, including the anticipated gross up for leased right-of-use assets and liabilities for the present value of future lease obligations on the statement of financial condition. Although the Company's real estate leases are maintained by the Parent, as discussed in "Note 8 - Commitments and Contingencies," they are embedded leases for the Company, and therefore will be recorded on the Company's statement of financial condition upon adoption of the new standard. The Company estimates that as of January 1, 2019, the change (including the impact of the GC LP merger with G&Co discussed in "Note 1 - Organization") will increase both the Company's assets and liabilities by approximately $22 million.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326) - Measurement of Credit Losses on Financial Instruments ("ASU 2016-13"). This ASU will change how companies measure credit losses on most financial instruments, including accounts receivable. Companies will be required to estimate lifetime expected credit losses, which is generally expected to result in earlier recognition of credit losses. The Company is currently evaluating the impact of the future adoption of ASU 2016-13 on the Company's financial statement. The standard is effective for the Company on January 1, 2020 under a modified retrospective approach.

3. Cash and Cash Equivalents

As of December 31, 2018, the carrying value of the Company's cash was $3.9 million and the carrying value of the Company's cash equivalents was $45.0 million for a total Cash and cash equivalents balance of $48.9 million.

The carrying value of the Company's cash equivalents approximates fair value. See "Note 4 - Fair Value of Financial Instruments."

4. Fair Value of Financial Instruments

Assets and liabilities are classified in their entirety based on their lowest level of input that is significant to the fair value measurement. As of December 31, 2018, the Company had Level 1 assets measured at fair value.

The following table sets forth the measurement at fair value on a recurring basis of the investments in money market funds and other short-term highly liquid instruments. The investments are categorized as a Level 1 asset, as their valuation is based on quoted prices for identical assets in active markets. See "Note 3 - Cash and Cash Equivalents".

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2018
Assets				
Cash equivalents	$ 44,984,646	$ —	$ —	$ 44,984,646
Total	$ 44,984,646	$ —	$ —	$ 44,984,646

5. Related Party Transactions

Rent expense allocated by the Parent to the Company is discussed in "Note 10 - Commitments and Contingencies".

The Company allocates expenses to affiliates via an expense sharing agreement. The allocation is primarily related to the allocation of back office costs from the Company.

G&Co is an affiliate of Greenhill Aviation Co., LLC ("GAC"). Prior to the second quarter of 2018, when the aircraft was sold, GAC owned and operated an aircraft, which was used for the exclusive benefit of the Company's employees and their immediate family members. GAC is a wholly-owned subsidiary of the Parent. At December 31, 2018, the Company had no receivables from GAC related to the operation of the corporate aircraft which provides services to employees of the Company.

At December 31, 2018, the Company had receivables from other affiliates of $4.7 million, which relate to services provided by U.S. offices for international client engagements during the year, and general administrative and operating business expenses paid for by the Company on the respective affiliate's behalf. These receivables are included in due from affiliates in the statement of financial condition.

At December 31, 2018, the Company had payables of $1.3 million to other affiliates generally related to services rendered by foreign offices for U.S. client engagements during the year. These payables are included in due to affiliates in the statement of financial condition.

The Company may leverage their foreign affiliates to perform services for clients on their behalf or the foreign affiliates may leverage the Company to perform services on their behalf throughout the year.

6. Income Taxes

The Company's Parent is a corporate taxpayer. The Company continues to be a limited liability company which is wholly-owned by the Parent and, accordingly, is disregarded for income tax purposes. No provision for income taxes is provided in the Company's financial statement. The Company follows the guidance for income taxes in recognizing, measuring, presenting and disclosing in its financial statement uncertain tax positions taken or expected to be taken on its income tax returns. The Company determined there was no requirement to accrue any liabilities as of December 31, 2018.

7. Deferred Compensation

Restricted Stock Units

The Company participates in an equity incentive plan of the Parent, to motivate its employees and allow them to participate in the ownership of stock of the Parent. Under the equity incentive plan, restricted stock units, which represent a right to future payment equal to one share of the Parent's common stock, may be awarded to employees. Awards granted under the plan generally vest ratably over a period of four to five years beginning on the first anniversary of the grant date or in full on the third or fifth anniversary of the grant date.

Holders of restricted stock units are entitled to receive dividends declared on the underlying common stock to the extent the restricted stock units ultimately vest. For the year ended December 31, 2018, the Company recorded dividend equivalent payments of $0.3 million, net of repayments on outstanding restricted stock units as a dividend payment and a charge to equity.

Restricted stock units are issued to employees under the equity incentive plan primarily in connection with annual bonus awards and compensation agreements for new hires.

During 2018, the number of units granted to employees of the Company was 1,747,677 with a weighted average fair value of $19.33. The fair value is based on the market price of the Parent's common stock at the grant date of the award.

For the year ended December 31, 2018 the Company was allocated a non-cash charge of $15.9 million for expenses incurred in conjunction with restricted stock units awarded by the Parent related to employees of the Company, which has been included as a charge to deemed contribution to Member's capital.

The Parent also awarded 115,473 performance-based restricted stock units ("PRSU") , as part of long-term incentive compensation in 2016. The PRSU award targeted performance from 2016 to 2018 to three performance goals, each equally weighted. The performance period ended on December 31, 2018, and 62,336 restricted stock units vested based on the Company's actual performance as compared to target performance. For the year ended December 31, 2018, the Company was allocated a non-cash charge of $1.1 million for expenses incurred in conjunction with these PRSUs awarded by the Parent with a corresponding charge to deemed contribution to Member's capital.

As of December 31, 2018, unrecognized restricted stock units compensation expense was approximately $37.6 million, with such unrecognized compensation expense expected to be recognized over a weighted average period of approximately 1.8 years.

Deferred Cash Compensation

As part of its long-term incentive award program, the Company also grants deferred cash retention awards to certain eligible employees. The deferred awards, which generally vest over a three year service period, provide the employee with the right to receive future cash compensation payments, which are non-interest

bearing. Deferred compensation payable of $4.9 million as of December 31, 2018 is included in compensation payable in the statement of financial condition.

As of December 31, 2018, total unrecognized compensation cost related to deferred cash compensation prior to the consideration of forfeitures, was approximately $3.6 million and is expected to be recognized over a weighted-average period of 1.4 years.

8. Member's Capital

The Company makes periodic cash distributions of earnings, subject to net capital requirements and working capital needs, to its Parent. During 2018, the Company distributed $22.0 million to the Parent.

During 2018, capital contributions of $20.0 million were made by the Parent to the Company for working capital purposes.

9. Retirement Plan

The Company participates in a qualified defined contribution plan (the "Retirement Plan") that provides retirement benefits in return for service. The Retirement Plan is sponsored by the Parent and covers all eligible employees of the Company. The assets of the Retirement Plan are allocable to each participant who directs their investment in various equity based mutual funds or money market funds.

The Retirement Plan provides for both employee contributions in accordance with Section 401(k) of the Internal Revenue Code and employer discretionary profit sharing contributions, subject to statutory limitations. Participants may contribute up to 75% of eligible compensation, as defined.

For the year ended December 31, 2018, the Company incurred costs of approximately $0.1 million for contributions to the Retirement Plan, which are recorded in employee compensation and benefits in the statement of operations, and at December 31, 2018 were included in compensation payable in the statement of financial condition.

10. Commitments and Contingencies

The leases for the Company's primary office space are maintained by the Parent. Under an expense sharing arrangement, the Company records and/or funds directly its allocated portion of the lease payments. As of December 31, 2018, the approximate aggregate minimum future rental payments for the leased space used by the Company and its portion of the lease payments allocated by the Parent or funded directly by the Company were as follows:

2019	$	9,721,788
2020		8,345,033
2021		1,148,297
2022		859,086
2023		393,655
Thereafter		980,963
Total	$	21,448,822

The Company is involved from time to time in certain legal proceedings arising in the ordinary course of its business. The Company does not believe any such proceedings will have a material adverse effect on its results of operations.

11. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital requirements under Rule 15c3-1 (the "Rule") which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. The Rule requires the Company to maintain a minimum net capital of the greater of $5,000 or 1/15 of aggregate indebtedness, as defined in the Rule. As of December 31, 2018, the Company's net capital was $25.9 million, which exceeded its requirement by $24.3 million. The Company's aggregate indebtedness to net capital ratio was 0.9 to 1.

Certain distributions and other capital withdrawals are subject to certain notifications and restriction provisions of the Rule.

As approved by FINRA in 2018, effective as of January 1, 2019, GC LP merged with G&Co, with G&Co being the sole surviving entity. The minimum capital requirements of G&Co did not change as a result of the merger.

12. Subsequent Events

Management of the Company has evaluated subsequent events through the date on which the financial statements are issued.

As approved by FINRA in 2018, effective as of January 1, 2019, GC LP merged with G&Co, with G&Co being the sole surviving entity. See "Note 11 - Regulatory Requirements".